Exhibit 3.2

FIRST AMENDMENT TO

SECOND AMENDED AND RESTATED

BYLAWS OF

NEURONETICS, INC.

(THE “COMPANY”)

The following amendment is effective as of May 28, 2019, as approved by the board of directors of the Company:

1.    Section 20(b) of the Second Amended and Restated Bylaws (the “Bylaws”) of the Company is hereby deleted in its entirety and replaced with the following provision:

“(b)    Subject to any limitation imposed by law, any individual director or directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.”

2.    In the event of any conflict between this amendment and the Bylaws, this amendment shall prevail.

3.    All other terms and provisions of the Bylaws shall remain in full force and effect.